June 6, 2005

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Form 20-F for the fiscal year ended December 31, 2004 File No. 333-09410

Dear Mr. Decker:

Thank you for your comment letter dated May 20, 2005. Set forth below is the response of Marsulex Inc. (the “Company”) to your comments relating to Form 20-F for the fiscal year ended December 31, 2004. For ease of reference each of the comments from your letter have been included below with our response following.

Selected Financial Data, page 1

1.	Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA as it relates to performance measures. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
•	The measure does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;
•	The measure does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;
•	The measure does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

Company’s Response
In future filings we will address the limitations of EBITDA by addressing how the exclusion of each item materially limits the usefulness of EBITDA as it relates to performance measures. Please read the response to question 5 below for the detail disclosure.

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2.	As previously requested, you must rename your acronym, EBITDA, as it eliminates items other than interest, taxes, depreciation and amortization. EBITDA is an accepted non-GAAP measure with a commonly accepted definition. Your calculation of EBITDA is not consistent with this commonly accepted definition. Refer to the guidance set forth in Question 10 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Company’s Response
In future filings we will define and calculate EBITDA as per the guidance set forth in Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, we will not eliminate unusual items from EBITDA, therefore it will not be necessary to rename the acronym, EBITDA.

3.	Your disclosures do not adequately convey to readers how management compensates for the limitations inherent in their non-GAAP measure.

Company’s Response
As requested, in future filings we will disclose how management compensates for the limitations inherent in the use of EBITDA. Please read the response to question 5 below for the detail disclosure.

4.	You do not appear to be appropriately analyzing whether the items you eliminate are nonrecurring. In this regard, Item 10(e)(ii)(B) indicates that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as nonrecurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please reassess the appropriateness of the items you have eliminated.

Company’s Response As discussed in question 2 above, unusual items will be included in EBITDA so there will not be a need to reassess the appropriateness of excluding unusual items.

5.	Provide for us supplementally your proposed disclosures for future filings. Ensure that such disclosures fully comply with Item 10(e) of Regulation S-K and encompass the above comments as well as comments issued in our earlier comment letter.

Company’s Response
As stated in our response to Question 1 of your earlier comment letter, we will eliminate the discussion of EBITDA in the Selected Financial Data Section of Form 20-F but will continue to discuss it in the Supplemental Information Section of our MDA. The following are the proposed changes we intend to make in our future filings. In order to illustrate the effect of our proposed changes we have taken excerpts from our 2004 MDA, Selected Financial Information (page MDA-2) and the Supplemental Financial Information (page MDA-8) and we have black-lined the proposed changes.

Mr.Rufus Decker US Securities and Exchange Commission June 6, 2005 Page 3

SELECTED FINANCIAL INFORMATION (Section of the MDA)
(in millions of dollars, except per share amounts)	2004	2003	2002
Revenue	137.0	135.0	138.3
Gross profit	48.9	48.4	48.3
Selling, general, administrative, and other costs	23.3	19.7	20.7
Unusual items, losses	0.7	1.4	7.5
Foreign exchange gains on monetary items	0.1	2.1	0.6
~~Earnings from operations before the undernoted (EBITDA(1) )~~	~~25.6~~	~~30.8~~	~~28.1~~
Depreciation, including losses on disposals	17.0	15.7	15.7
Amortization of deferred charges and intangible assets	0.7	0.7	0.4
~~Unusual items, losses~~	~~0.7~~	~~1.4~~	~~7.5~~
Net interest expense ~~2~~ 1	5.6	5.3	9.2

Net earnings (loss)	4.9	6.9	(7.8)
Basic earnings (loss) per share ~~3~~ 2	0.15	0.22	(0.25)

Cash generated from operations before non-cash changes
in working capital	19.7	24.5	15.9
Changes in non-cash operating working capital	5.5	5.0	(5.8)
Cash provided by operations	25.2	29.5	10.1

Cash and cash equivalents, including total cash held
in trust	44.8	34.0	7.9
Long-term debt, including current portion	113.1	119.2	95.9

~~1.~~	~~EBITDA is earnings (loss) before interest, income taxes, depreciation, and amortization and unusual items. EBITDA is not a recognized measure of performance under generally accepted accounting principles in Canada. See a separate discussion on EBITDA in the Supplemental Financial Information section.~~
~~2.~~ 1.	Net interest expense is calculated as interest expense net of interest capitalized and interest income.
~~3.~~ 2.	The weighted average number of common shares outstanding was 31,696,398 for 2004; 31,572,737 for 2003 and 31,542,732 for 2002.

SUPPLEMENTAL FINANCIAL INFORMATION (Section of the MDA)
EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization ~~and unusual items~~, or (“EBITDA”), is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. It is also used by the company as a basis to measure compliance with certain debt covenants. EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company’s operating profitability and performance before the

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effects of capital investment and financing decisions. Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), it ~~and~~ should not be considered in isolation of, or as a substitute for ~~an alternative to~~ net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company’s operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash requirements. The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

•	It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations;

•	It does not include depreciation and amortization expense. Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

•	It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings. Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP. The following is a reconciliation of ~~how the Company calculates~~ EBITDA to net earnings:

Mr.Rufus Decker US Securities and Exchange Commission June 6, 2005 Page 5

Supplemental selected information:

(in thousand of dollars) 2004	Refinery Services	Western Markets	Power Generation	Corporate Support	Total
~~Earnings (loss) before the~~				~~(15,487)~~	~~25,586~~
~~undernoted (~~EBITDA~~)~~	20,425	20,125	523	(16,144)	24,929
Depreciation, including loss
on disposal	13,517	2,294	892	261	16,964
~~Unusual items, loss~~	--	--	--	~~657~~	~~657~~
Amortization of deferred
charges and intangible
assets	--	--	--	708	708
Interest expense	--	--	--	10,569	10,569
Interest capitalized	--	--	--	(4,252)	(4,252)
Interest income	--	--	--	(756)	(756)

Earnings (loss) before income
taxes	6,908	17,831	(369)	(22,674)	1,696
Income taxes recovery	--	--	--	(3,204)	(3,204)

Net earnings (loss)	6,908	17,831	(369)	(19,470)	4,900

(in thousand of dollars) 2003	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

~~Earnings (loss) before the~~				~~(8,401)~~	~~30,830~~
~~undernoted (~~EBITDA~~)~~	24,392	16,936	(2,097)	(9,823)	29,408
Depreciation	12,976	1,558	1,001	192	15,727
~~Unusual items, loss~~	--	--	--	~~1,422~~	~~1,422~~
Amortization of deferred
charges and intangible
assets	--	--	--	726	726
Interest expense	--	--	--	9,755	9,755
Interest capitalized	--	--	--	(3,738)	(3,738)
Interest income	--	--	--	(730)	(730)

Earnings (loss) before
income taxes	11,416	15,378	(3,098)	(16,028)	7,668
Income taxes	--	--	--	810	810

Net earnings (loss)	11,416	15,378	(3,098)	(16,838)	6,858

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(in thousand of dollars) 2002	Refinery Services	Western Markets	Power Generation	Corporate Support	Total
~~Earnings (loss) before the~~				~~(9,747)~~	~~28,085~~
~~undernoted (~~EBITDA~~)~~	21,569	18,263	(2,000)	(17,234)	20,598
Depreciation, including loss
on disposal	13,004	1,300	1,149	227	15,680
~~Unusual items, loss~~	--	--	--	~~7,487~~	~~7,487~~
Amortization of deferred
charges	--	--	--	387	387
Interest expense	--	--	--	13,684	13,684
Interest capitalized	--	--	--	(2,572)	(2,572)
Interest income	--	--	--	(1,942)	(1,942)

Earnings (loss) before income taxes and minority interest	8,565	16,963	(3,149)	(27,018)	(4,639)
Income taxes	--	--	--	1,544	1,544
Minority Interest	--	--	--	1,595	1,595

Net earnings (loss)	8,565	16,963	(3,149)	(30,157)	(7,778)

EBITDA in 2004 was $~~25.6~~ 24.9 million compared to $~~30.8~~ 29.4 million for 2003, a decrease of ~~16.9~~ 15.3% or $~~5.2~~ 4.5 million largely due to the cost of the change in senior management of $4.3 million. EBITDA as a percent of revenue was ~~18.7~~ 18.2% compared to ~~20.3~~ 21.8% in 2003. The contribution from the Prince George acquisition in Western Markets and the improvement in Power Generation were offset by the return to historical prilled sulphur margins, the impact of foreign exchange on the translation of U.S. earnings of Refinery Services, and foreign exchange on the translation of net U.S. denominated net monetary liabilities included in Corporate Support.

In 2003, EBITDA was $~~30.8~~ 29.4 million compared to $~~28.1~~ 20.6 million in 2002, an increase of ~~9.6~~ 42.7% or $~~2.7~~ 8.8 million. The majority of this increase is due to unusual items of $1.4 million in 2003 compared to $7.5 million in 2002. EBITDA as a percent of revenue improved from ~~20.3~~ 14.9% in 2002 to ~~22.8~~ 21.8% in 2003, reflecting improved operating margins despite the decrease in revenue, and the reduced cost of SGA. The impact of the decline in the U.S. dollar on EBITDA was neutral. See the discussion of Gross Profit for a further explanation of each of the businesses’ operating performance.

Corporate Support costs were $~~15.5~~ 16.1 million in 2004, $~~8.4~~ 9.8 million in 2003 and $~~9.7~~ 17.2 million in 2002. Before the impact of foreign exchange gains and losses on monetary items and unusual items, Corporate costs of $15.5 million in 2004 reflect the $4.3 million impact of the change in senior management as well as the cost of the long-term incentive plan. When the impact of the change in senior

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management, the cost of the long-term incentive plan and the unusual items are ignored, 2004 Corporate costs declined approximately $0.7 million from 2003 reflecting cost savings initiated in 2002.

(in thousand of dollars)	2004	2003	2002

Corporate costs	15,548	10,458	10,316
Unusual Items, loss	657	1,422	7,487
Foreign exchange gains on monetary items	(61)	(2,057)	(569)

	~~15,487~~	~~8,401~~	~~9,747~~
Corporate Support costs	16,144	9,823	17,234

With these changes we believe our disclosures fully comply with Item 10(e) of Regulation S-K and encompass your above comments as well as comments issued in your earlier comment letter relating to Selected Financial Data.

If you have any follow-up questions in respect to the foregoing, please do not hesitate to contact me @ 416-496-4164.

Yours truly, MARSULEX INC. /s/ Edward R. Irwin Signed by, Edward R. (Ted) Irwin Chief Financial Officer

Cc:	Ms. Judith George, Corporate Secretary
Mr. Brian Hemming, Investor Relations Consultant
Mr. Ken McKay, KPMG
Mr. Lucio Milanovich, Director, Finance
Mr. Christopher Morgan, Skadden, Arps, Slate, Meagher & Flom LLP
Mr. Dee Rajpal, Stikeman Elliott
Mr. John Rogers, Audit Committee Chairperson
Mr. Lee Stewart, Audit Committee Member
Mr. Laurie Tugman, President and CEO
Mr. Robert Yohe, Audit Committee Member